[First Financial Northwest Letterhead]

Via Edgar, Telecopy and Regular Mail

August 20, 2009

Mr. Kevin W. Vaughn
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:          First Financial Northwest, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 8-K filed July 27, 2009
File No. 001-33652

Dear Mr. Vaughn:

We have received your letter dated August 3, 2009 and provided below are the responses by First Financial Northwest, Inc., Renton, Washington (“FFNW”) to the comments of the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (“Commission”).  We have included for your reference, the Staff’s comments and FFNW’s responses thereto.

In connection with our response, we acknowledge the following:

1.	First Financial Northwest, Inc. is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.	First Financial Northwest, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission
August 20, 2009

Form 10-K for the Year Ended December 31, 2008

Financial Statements

Note 6 – Loans Receivable, Net, page 103

1.
Please revise future filings to disclose as of each balance sheet date presented, the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of that allowance and the amount of impaired loans for which there is no allowance for credit losses.  Refer to paragraph 20a of SFAS 114.

FFNW’s Response:

In response to the Staff’s comment, we have revised our June 30, 2009 filing and will revise our future filings as well to include the requested information.  We will provide the amount of impaired loans for which there is a related allowance for credit losses determined in accordance with SFAS 114 and the amount of the allowance and the amount of impaired loans for which there is no allowance for credit losses.

At June 30, 2009 and December 31, 2008, there were $73.8 million and $52.5 million, respectively, of impaired loans with valuation allowances totaling $12.7 million and $8.5 million, respectively.  There were no impaired loans without valuation allowances at June 30, 2009 or December 31, 2008.

Form 8-K Filed July 27, 2009

2.
In your press release, you reported a net loss of $32,073,000 before income taxes for the quarter ended June 30, 2009.  Please tell us and revise your future filings beginning in your Form 10-Q for the Period Ended June 30, 2009 to explain how you considered that you appear to be in a 3 year cumulative loss position when determining the amount of any valuation allowance needed against your deferred tax assets.

FFNW’s Response:

In response to the Staff’s comment, we have revised our June 30, 2009 filing and will revise our future filings as well to include the requested information.  We will provide an explanation of how we determine if we are in a three year cumulative loss position when determining the amount of any valuation allowance needed against our deferred tax assets.

We have a loss year-to-date through June 30, 2009, caused primarily from the significant increase in the provision for loan losses that was recorded in the second quarter ended June 30, 2009, which totaled $18.3 million, and a $14.2 million non-cash goodwill impairment charge recorded in the same period.  In 2007, we reported a $4.0 million loss as a result of our charitable contribution of $16.9 million to the First Financial Northwest Foundation in conjunction with the mutual to stock conversion of the Company.

United States Securities and Exchange Commission
August 20, 2009

Therefore, we believe that we are in a three year cumulative loss position in regards to determining the amount of any valuation allowance needed against our deferred tax assets.  Because this cumulative loss includes items outside the ordinary course of our business operations which will not occur in the future, we believe this warrants additional analysis to account for unusual or nonrecurring items.

a.
Please provide detailed disclosure of both the positive and negative evidence considered to overcome the significant negative evidence of your cumulative losses in determining the extent of any valuation allowance.  Refer to paragraph 23 of SFAS 109.

FFNW’s Response:

Our primary deferred tax assets relate to our allowance for loan losses, the impairment charge relating to our contribution to the First Financial Northwest Foundation and our investment in the AMF Ultra Short Fund (“mutual fund”). For federal income tax return purposes, only net charge-offs are deductible, not the provision for loan losses. Under Generally Accepted Accounting Principles (“GAAP”), a valuation allowance is required to be recognized if it is “more likely than not” that the deferred tax asset will not be realized. Our policy is to evaluate our deferred tax assets and record a valuation allowance for our deferred tax assets if we do not have sufficient positive evidence indicating that we will have future taxable income available to utilize our deferred tax assets.  In assessing the need for a valuation allowance, we examine our historical cumulative trailing three year pre-tax book income (loss) quarterly.  If we have historical cumulative three year pre-tax book income, we consider this to be strong positive evidence indicating we will be able to realize our deferred tax assets in the future.  Absent the existence of any negative evidence outweighing the positive evidence of cumulative three year pre-tax book income, we do not record a valuation allowance for our deferred tax assets.  If we have historical cumulative three year pre-tax book losses, we then examine our historical three year pre-tax book losses to determine whether any unusual or abnormal events occurred in this time period which would indicate that the results are not an indicator of future performance.  As such, we normalize our historical cumulative three year pre-tax results by excluding abnormal items that are not expected to occur in the future.  For the quarter ended June 30, 2009, this included the significant increase in the provision for loan losses as well as the goodwill impairment charge.  For the quarter ended December 31, 2007, this included a large charitable contribution deduction associated with the formation of the First Financial Northwest Foundation.  This analysis of “normalized” historical book income includes material management assumptions that relate to the appropriateness of excluding non-recurring items.  If, after excluding non-recurring items, we have “normalized” historical cumulative three year pre-tax book income, we consider this strong positive evidence indicating we will be able to realize our deferred tax assets in the future.  We then assess any additional positive and negative evidence such as the existence or absence of historical cumulative three year taxable income, future reversals of existing taxable temporary differences, future taxable income exclusive of reversing temporary differences and carryforwards and taxable income in prior carryback years.  After reviewing and weighing all of the positive and negative evidence, if the positive evidence outweighs the negative evidence then we do not record a valuation allowance for our deferred tax assets.  If the negative evidence outweighs the positive evidence, then we record a valuation allowance for our deferred tax assets.

United States Securities and Exchange Commission
August 20, 2009

We believe, based on our internal projections, that we will generate sufficient future taxable income that will result in the realization of our deferred tax assets.  Additionally, we have historically shown a strong and constant earnings history and have reported taxable income over the past two years which provides significant carryback potential. This positive evidence was sufficient to overcome the negative evidence, caused primarily from the significant increase in the provision for loan losses that was recorded in the quarter ended June 30, 2009, which totaled $18.3 million, and a $14.2 million non-cash goodwill impairment charge recorded in the same period as well as a charitable contribution of $16.9 million recorded in 2007.  Absent these non-recurring items, we have normalized cumulative income for the three year period. It is management’s opinion that future taxable income as well as taxable income available in carryback years will allow for the utilization of our deferred tax assets. It is possible that future conditions may differ substantially from those anticipated in determining the need for a valuation allowance on deferred tax assets and adjustments may be required in the future.

b.	Please provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.

FFNW’s Response:
In response to the Staff’s comment, we will revise our future filings to include the requested information.  We will provide a tabular rollforward of any valuation allowance in the footnotes to the financial statements.  Included in our second quarter 2009 Form 10-Q we have included the following rollforward of our deferred tax asset valuation allowance in the footnotes to the financial statements:

c.	Clearly disclose the expiration of your tax loss carryforwards.

FFNW’s Response:
We do not have any tax loss carryforwards at this time.

d.
To the extent that you believe a full valuation allowance is not warranted, provide clear disclosure confirming that you believe that it is “more likely than not” that future earnings will be sufficient to realize the remaining deferred tax assets.  Refer to paragraph 17e of SFAS 109.

FFNW’s Response:

United States Securities and Exchange Commission
August 20, 2009

Based on our analysis of our net deferred tax assets of $16.9 million at June 30, 2009, we believe that it is more likely than not that we will utilize the remaining $15.0 million of the net deferred tax assets.  The net loss that was reported for the year ended December 31, 2007 was due to the one-time charitable contribution to the First Financial Northwest Foundation of $16.9 million.  Our year-to-date loss through June 30, 2009 is primarily the result of the significant increase in the provision for loan losses that was recorded in the second quarter ended June 30, 2009, which totaled $18.3 million, and a $14.2 million non-cash goodwill impairment charge recorded in the same period.  These items were one-time events.  The formation of the Foundation and the goodwill impairment charge are outside of our core operations and will not occur in the future.  With the large increase in our provision for loan losses, we believe we have appropriately addressed the potential loan losses given the information available to us at this point in time and our core operations remain profitable.  Our projections for the years 2010, 2011 and 2012 are based upon our core earnings, excluding these one-time significant events and are projected to result in net income for each period.  We have established a deferred tax asset valuation allowance of $1.9 million, which we believe we will not be able to utilize for the period June 30, 2009 through the period ending December 31, 2012.

e.
To the extent that you are relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of your deferred tax assets, disclose that fact and provide a brief description of such strategies.

FFNW’s Response:
We are not relying upon tax planning strategies or the offset of deferred tax liabilities in lieu of future taxable income for the realization of our deferred tax assets.  We are relying on reversals of existing temporary differences, future taxable income and taxable income in prior carryback years to offset our deferred tax assets.

Sincerely,

First Financial Northwest, Inc.

/s/Victor Karpiak
Victor Karpiak, President and CEO

/s/Kari Stenslie
Kari Stenslie, VP Chief Financial Officer